Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

	Quarter Ended March 31,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2009	2008	2007	2006	2005	2004
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$407	$1,685	$1,613	$1,364	$1,130	$948
Capitalized interest	(12)	(44)	(35)	(21)	(11)	(7)
Depreciation of capitalized interest	4	17	15	14	14	13
Dividends from less than 50%-owned companies carried at equity	1	24	8	9	17	11

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$400	$1,682	$1,601	$1,366	$1,150	$965

Fixed charges
Interest on long-term and short-term debt	$35	$198	$173	$155	$163	$155
Capitalized interest	12	44	35	21	11	7
Rental expenses representative of an interest factor	9	37	34	32	32	29
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	1

Total fixed charges	56	279	242	208	206	192
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	(1)

Total fixed charges less preferred stock dividends	$56	$279	$242	$208	$206	$191

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges less preferred stock dividends	$456	$1,961	$1,843	$1,574	$1,356	$1,157
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	(1)

Total earnings less preferred stock dividends	$456	$1,961	$1,843	$1,574	$1,356	$1,156

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	8.1	7.0	7.6	7.6	6.6	6.0

RATIO OF EARNINGS TO FIXED CHARGES	8.1	7.0	7.6	7.6	6.6	6.1